SEC Mail Processing Section
FEB 27 2012
Washington, DC
123

[redacted]

SECURI 12011385 ON

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50798

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BFP Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Six CityPlace Drive, Suite 400
(No. and Street)

St. Louis	MO	63141
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel F. Nickel — 314-729-2237
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anders Minkler & Diehl, LLP
(Name – *if individual, state last, first, middle name*)

705 Olive Street 10th Fl	St. Louis	MO	63101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Daniel F. Nickel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BFP Securities, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUSAN M. FLETCHER
Notary Public
Commission # 10433204
St. Louis County
Notary Seal
STATE OF MISSOURI
My Commission Expires 06-06-2014

[signature]
Signature

President & CCO
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BFP Securities, LLC
Statement of Financial Condition
December 31, 2011

Assets

Cash and cash equivalents	$ 2,662,244
Wholesaler compensation receivable	204,631
Other receivables	14,619
Prepaid commissions	1,447,305
Other assets	494
Total Assets	$ 4,329,293

Liabilities and Member's Equity

Liabilities	
Accounts payable	$ 6,135
Due to affiliated companies	10,729
Total Liabilities	16,864
Member's Equity	4,312,429
Total Liabilities and Member's Equity	$ 4,329,293

BFP Securities, LLC
Statement of Income
Year Ended December 31, 2011

Revenues	
Wholesaler compensation	$ 5,512,509
Interest income	2,471
Other income	199
Total Revenues	5,515,179
Expenses	
Placement costs	1,522,471
Commission expense	809,128
Management fee	120,000
Other expenses	37,103
Total Expenses	2,488,702
Net Income	$ 3,026,477

BFP Securities, LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2011

December 31, 2010	$ 3,285,952
Net income	3,026,477
Distributions	(2,000,000)
December 31, 2011	$ 4,312,429

BFP Securities, LLC
Statement of Cash Flows
Year Ended December 31, 2011

Cash Flows From Operating Activities	
Net income	$ 3,026,477
Adjustments to reconcile net income to net cash provided by operating activities	
Amortization of prepaid commissions	754,681
(Increase) decrease in assets	
Wholesaler compensation receivable	37,236
Due from affiliated company	114,664
Other receivables	(14,619)
Prepaid commissions	(45,202)
Other assets	(494)
Increase (decrease) in liabilities	
Accounts payable	5,135
Due to affiliated companies	10,729
Net Cash Provided by Operating Activities	3,888,607
Cash Flows From Financing Activities	
Distributions to member	(2,000,000)
Net Cash Used in Financing Activities	(2,000,000)
Net Increase in Cash and Cash Equivalents	1,888,607
Cash and Cash Equivalents, Beginning of Year	773,637
Cash and Cash Equivalents, End of Year	$ 2,662,244

A. Nature of Operations and Basis of Presentation

Nature of Operations

BFP Securities, LLC (the Company) is a limited liability company formed in 2000 under the laws of the State of Delaware. The Company is a wholly-owned subsidiary of Benefit Finance Partners, LLC (Benefit Finance Partners). The Company is registered with the Securities and Exchange Commission (the SEC) as a broker-dealer distributing public and private variable insurance contracts. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and operates under the exemptive provisions of SEC Rule 15c3-3(k)(1). The latest date upon which the Company is to dissolve is December 31, 2050.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with the provisions of Financial Accounting Standards Board (FASB), Accounting Standards Codification, (the FASB ASC), which is the source of authoritative, non-governmental accounting principles generally accepted in the United States of America (GAAP). All references to authoritative accounting guidance contained in our disclosures are based on the general accounting topics within the FASB ASC.

B. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Value Measurements

The Company follows guidance issued by the FASB on fair value measurements, which establishes a framework for measuring fair value, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. This guidance applies whenever fair value is the applicable measurement. The three general valuation techniques used to measure fair value are the market approach, cost approach, and income approach. The guidance establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into Levels 1, 2, and 3. Level 1 inputs consist of unadjusted quoted prices in active markets for identical instruments and have the highest priority. Level 2 inputs include quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, or inputs other than quoted prices that are directly or indirectly observable. Level 3 inputs are unobservable and are given the lowest priority.

Carrying amounts of certain financial instruments such as cash and cash equivalents, receivables and accounts payable approximate fair value due to their short maturities or because the terms are similar to market terms.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

Wholesaler Compensation Receivable

Wholesaler compensation receivables are uncollateralized customer obligations due under normal trade terms.

The Company provides an allowance for doubtful accounts equal to the estimated losses that will be incurred in the collection of accounts receivable, if any. When necessary, this estimate is based on historical experience coupled with a review of the current status of existing receivables. The allowance and associated accounts receivable are reduced when the receivables are determined to be uncollectible. Currently, the Company considers accounts receivable to be fully collectible.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents and receivables. The Company maintains its cash primarily with two financial institutions. Deposits in noninterest bearing accounts at these banks are insured by the Federal Deposit Insurance Corporation (FDIC) on an unlimited basis. Deposits in interest bearing accounts are insured by the FDIC up to $250,000. At December 31, 2011, there were no cash balances in excess of federally insured limits at the bank. The Company performs ongoing credit evaluations of its customers, as needed, for potential credit losses. Although the Company is directly affected by the financial stability of its customer base, management does not believe significant credit risk exists at December 31, 2011.

Revenue Recognition

Wholesaler compensation fees are calculated based on the investment value of separate account assets of the variable insurance contracts sold by retail broker-dealers pursuant to a selling group agreement between the Company and such broker-dealer who maintains the relationship with the ultimate buyer.

Certain wholesaler compensation fees earned by the Company are remitted by the payor to an affiliate, and the expense related to such items is recorded as placement costs.

Placement Costs

The Company incurs placement costs pursuant to agreements with an affiliate. The Company recognizes such costs as incurred.

Commission Expense

Commissions are incurred and paid to retail broker-dealers related to the sale of variable insurance contracts.

The Company capitalizes and amortizes most commissions incurred on a straight-line basis over a seven-year period, rather than fully expensing the commissions as paid to retail broker-dealers. The amortization period is consistent with the typical charge-back period contained in selling agreements that the Company has with its retail broker-dealers. Commissions, which are not capitalized, are expensed as incurred.

Income Taxes

The Company is formed as a single-member limited liability company and as such its operations are included in Benefit Finance Partners' tax returns. Earnings are included in the personal tax returns of the members. Accordingly, the financial statements do not include a provision for income taxes.

The Company is required to evaluate tax positions taken (or expected to be taken) in the course of preparing the Company's tax returns and recognize a tax liability if the Company has taken an uncertain tax position that more likely than not would not be sustained upon examination by the applicable taxing authorities. The Company has analyzed the tax positions taken and has concluded that as of December 31, 2011, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements.

If applicable, the Company recognizes interest and penalties related to unrecognized tax liabilities in the statement of income.

Management is required to analyze all open tax years, as defined by the Statute of Limitations, for all major jurisdictions, including federal and certain state taxing authorities. The Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by taxing authorities for years before 2008. As of and for the year ended December 31, 2011, the Company did not have a liability for any unrecognized taxes. The Company has no examinations in progress and is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax liabilities will significantly change in the next twelve months.

Subsequent Events

The Company has evaluated subsequent events through February 16, 2012, the date the financial statements were available to be issued. It was concluded there were no events or transactions occurring during this period that required recognition or disclosure in the financial statements.

Recent Accounting Pronouncements

The FASB has issued new guidance on measuring fair value and for disclosing information about fair value measurements. This guidance results in common fair value measurement and disclosure requirements in GAAP and International Financial Reporting Standards. Consequently, the new guidance changes the wording used to describe many of the requirements in GAAP for measuring fair value and for disclosing information about fair value measurements. For many of the requirements under this new guidance, FASB does not intend for it to result in a change in the application of fair value measurements and disclosures. Some of the requirements under the new guidance are intended to clarify FASB's intent about the application of existing fair value measurement requirements. Other requirements change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. This guidance will be required for annual periods beginning after December 15, 2011. Based on a preliminary analysis, the Company does not believe the new guidance will have a significant impact on its financial statements.

C. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $2,645,380, which was $2,640,380 in excess of its required net capital of $5,000. The Company's net capital ratio was .00637 to 1.

D. Related Party Transactions

The Company and Benefit Finance Securities, LLC (BFS), a wholly-owned subsidiary of Bancorp Services, LLC, a 50 percent member of Benefit Finance Partners, are related by common ownership.

During 2011, the Company paid commissions of $76,463 to BFS.

For the year ended December 31, 2011, the Company recorded wholesaler compensation of $3,415,275 from an affiliate.

For the year ended December 31, 2011, the Company recorded placement costs to an affiliate totaling $1,522,471.

Sales commissions, plan administration fees, and other advances may be due to and receivable from BFS and Benefit Finance Partners. The Company had $10,592 due to BFS at December 31, 2011.

Benefit Finance Partners pays certain indirect expenses and/or obligations on behalf of the Company and, pursuant to an Occupancy and Services Agreement, charges the Company a management fee of $10,000 per month for these costs. Expenses under the agreement totaled $120,000 in 2011. Management believes this is an appropriate charge for such expenses. Management periodically analyzes the indirect expenses and, if necessary, modifies the monthly charge.

E. Risks and Uncertainties

Changes to the Internal Revenue Code and other factors may affect the demand for variable insurance contracts. Also, a large part of the Company's customer base consists of companies in the banking industry. Economic difficulties by customers could lead to the surrender of existing insurance contracts and the resulting recognition of surrender charges. It is not currently possible for the Company to determine the likelihood or potential impact of the above uncertainties.

BFP Securities, LLC
Computation of Net Capital, Aggregate Indebtedness, and Ratio of Aggregate Indebtedness to Net Capital Under Rule 15c3-1
Schedule 1
December 31, 2011

Total Member's Equity	$ 4,312,429
Less non-allowable assets:	
Wholesaler compensation receivable	204,631
Other receivables	14,619
Prepaid commissions	1,447,305
Other assets	494
Total non-allowable assets	1,667,049
Net Capital	$ 2,645,380
Aggregate Indebtedness	$ 16,864
Computation of Basic Net Capital Requirement	
Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 1,124
Minimum dollar net capital requirement	$ 5,000
Minimum capital requirement (greater of above)	$ 5,000
Excess net capital	$ 2,640,380
Ratio of Aggregate Indebtedness to Net Capital	.00637 to 1

There are no differences between the audited Computation of Net Capital above and the Company's corresponding computation in the unaudited Part IIA FOCUS Report.

BFP Securities, LLC
Exemptive Provision Under Rule 15c3-3
Schedule 2
December 31, 2011

An exemption from Rule 15c3-3 is claimed as the broker-dealer does not hold customer funds or securities. All accounts are on a fully disclosed basis.

Therefore the schedules of "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information Relating to Possession or Control Requirements Under Rule 15c3-3" are not applicable.

AMD anders minkler & diehl llp
CPAs + Consultants

Independent Auditors' Supplementary
Report on Internal Control

Member
BFP Securities, LLC
St. Louis, Missouri

In planning and performing our audit of the financial statements of BFP Securities, LLC as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

705 OLIVE • 10TH FLOOR • ST. LOUIS, MISSOURI 63101-2298 • (314) 655-5500 • FAX (314) 655-5501 • www.amdcpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control, that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Anders Minkler & Diehl LLP

February 16, 2012

705 OLIVE • 10TH FLOOR • ST. LOUIS, MISSOURI 63101-2298 • (314) 655-5500 • FAX (314) 655-5501 • www.amdcpa.com

BFP SECURITIES, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
YEAR ENDED DECEMBER 31, 2011
AND
INDEPENDENT AUDITORS' REPORT

AMD anders minkler & diehl llp

CPAs + Consultants

BFP SECURITIES, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
YEAR ENDED DECEMBER 31, 2011
AND
INDEPENDENT AUDITORS' REPORT

Contents

AMD anders minkler & diehl llp

CPAs + Consultants

Independent Auditors' Report

Member
BFP Securities, LLC
St. Louis, Missouri

We have audited the accompanying statement of financial condition of BFP Securities, LLC as of December 31, 2011, and the related statements of income, changes in member's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BFP Securities, LLC as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules 1 and 2 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Anders Minkler & Diehl LLP

February 16, 2012

705 OLIVE • 10TH FLOOR • ST. LOUIS, MISSOURI 63101-2298 • (314) 655-5500 • FAX (314) 655-5501 • www.amdcpa.com

BFP SECURITIES, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
YEAR ENDED DECEMBER 31, 2011
AND
INDEPENDENT AUDITORS' REPORT

AMD anders minkler & diehl llp

CPAs + Consultants

BFP SECURITIES, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
YEAR ENDED DECEMBER 31, 2011
AND
INDEPENDENT AUDITORS' REPORT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50798

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BFP Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Six CityPlace Drive, Suite 400
(No. and Street)

St. Louis (City) MO (State) 63141 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Daniel F. Nickel 314-729-2237
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anders Minkler & Diehl, LLP
(Name – *if individual, state last, first, middle name*)

705 Olive Street 10th Fl (Address) St. Louis (City) MO (State) 63101 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel F. Nickel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BFP Securities, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUSAN M. FLETCHER
Notary Public
Commission # 10433204
St. Louis County
Notary Seal
STATE OF MISSOURI
My Commission Expires 06-06-2014

Signature

President & CCO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BFP Securities, LLC
Statement of Financial Condition
December 31, 2011

Assets

Cash and cash equivalents	$ 2,662,244
Wholesaler compensation receivable	204,631
Other receivables	14,619
Prepaid commissions	1,447,305
Other assets	494
Total Assets	$ 4,329,293

Liabilities and Member's Equity

Liabilities	
Accounts payable	$ 6,135
Due to affiliated companies	10,729
Total Liabilities	16,864
Member's Equity	4,312,429
Total Liabilities and Member's Equity	$ 4,329,293

BFP Securities, LLC
Statement of Income
Year Ended December 31, 2011

Revenues	
Wholesaler compensation	$ 5,512,509
Interest income	2,471
Other income	199
Total Revenues	5,515,179
Expenses	
Placement costs	1,522,471
Commission expense	809,128
Management fee	120,000
Other expenses	37,103
Total Expenses	2,488,702
Net Income	$ 3,026,477

BFP Securities, LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2011

December 31, 2010	$ 3,285,952
Net income	3,026,477
Distributions	(2,000,000)
December 31, 2011	$ 4,312,429

BFP Securities, LLC
Statement of Cash Flows
Year Ended December 31, 2011

Cash Flows From Operating Activities	
Net income	$ 3,026,477
Adjustments to reconcile net income to net cash provided by operating activities	
Amortization of prepaid commissions	754,681
(Increase) decrease in assets	
Wholesaler compensation receivable	37,236
Due from affiliated company	114,664
Other receivables	(14,619)
Prepaid commissions	(45,202)
Other assets	(494)
Increase (decrease) in liabilities	
Accounts payable	5,135
Due to affiliated companies	10,729
Net Cash Provided by Operating Activities	3,888,607
Cash Flows From Financing Activities	
Distributions to member	(2,000,000)
Net Cash Used in Financing Activities	(2,000,000)
Net Increase in Cash and Cash Equivalents	1,888,607
Cash and Cash Equivalents, Beginning of Year	773,637
Cash and Cash Equivalents, End of Year	$ 2,662,244

A. Nature of Operations and Basis of Presentation

Nature of Operations

BFP Securities, LLC (the Company) is a limited liability company formed in 2000 under the laws of the State of Delaware. The Company is a wholly-owned subsidiary of Benefit Finance Partners, LLC (Benefit Finance Partners). The Company is registered with the Securities and Exchange Commission (the SEC) as a broker-dealer distributing public and private variable insurance contracts. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and operates under the exemptive provisions of SEC Rule 15c3-3(k)(1). The latest date upon which the Company is to dissolve is December 31, 2050.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with the provisions of Financial Accounting Standards Board (FASB), Accounting Standards Codification, (the FASB ASC), which is the source of authoritative, non-governmental accounting principles generally accepted in the United States of America (GAAP). All references to authoritative accounting guidance contained in our disclosures are based on the general accounting topics within the FASB ASC.

B. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Value Measurements

The Company follows guidance issued by the FASB on fair value measurements, which establishes a framework for measuring fair value, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. This guidance applies whenever fair value is the applicable measurement. The three general valuation techniques used to measure fair value are the market approach, cost approach, and income approach. The guidance establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into Levels 1, 2, and 3. Level 1 inputs consist of unadjusted quoted prices in active markets for identical instruments and have the highest priority. Level 2 inputs include quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, or inputs other than quoted prices that are directly or indirectly observable. Level 3 inputs are unobservable and are given the lowest priority.

Carrying amounts of certain financial instruments such as cash and cash equivalents, receivables and accounts payable approximate fair value due to their short maturities or because the terms are similar to market terms.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

Wholesaler Compensation Receivable

Wholesaler compensation receivables are uncollateralized customer obligations due under normal trade terms.

The Company provides an allowance for doubtful accounts equal to the estimated losses that will be incurred in the collection of accounts receivable, if any. When necessary, this estimate is based on historical experience coupled with a review of the current status of existing receivables. The allowance and associated accounts receivable are reduced when the receivables are determined to be uncollectible. Currently, the Company considers accounts receivable to be fully collectible.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents and receivables. The Company maintains its cash primarily with two financial institutions. Deposits in noninterest bearing accounts at these banks are insured by the Federal Deposit Insurance Corporation (FDIC) on an unlimited basis. Deposits in interest bearing accounts are insured by the FDIC up to $250,000. At December 31, 2011, there were no cash balances in excess of federally insured limits at the bank. The Company performs ongoing credit evaluations of its customers, as needed, for potential credit losses. Although the Company is directly affected by the financial stability of its customer base, management does not believe significant credit risk exists at December 31, 2011.

Revenue Recognition

Wholesaler compensation fees are calculated based on the investment value of separate account assets of the variable insurance contracts sold by retail broker-dealers pursuant to a selling group agreement between the Company and such broker-dealer who maintains the relationship with the ultimate buyer.

Certain wholesaler compensation fees earned by the Company are remitted by the payor to an affiliate, and the expense related to such items is recorded as placement costs.

Placement Costs

The Company incurs placement costs pursuant to agreements with an affiliate. The Company recognizes such costs as incurred.

Commission Expense

Commissions are incurred and paid to retail broker-dealers related to the sale of variable insurance contracts.

The Company capitalizes and amortizes most commissions incurred on a straight-line basis over a seven-year period, rather than fully expensing the commissions as paid to retail broker-dealers. The amortization period is consistent with the typical charge-back period contained in selling agreements that the Company has with its retail broker-dealers. Commissions, which are not capitalized, are expensed as incurred.

Income Taxes

The Company is formed as a single-member limited liability company and as such its operations are included in Benefit Finance Partners' tax returns. Earnings are included in the personal tax returns of the members. Accordingly, the financial statements do not include a provision for income taxes.

The Company is required to evaluate tax positions taken (or expected to be taken) in the course of preparing the Company's tax returns and recognize a tax liability if the Company has taken an uncertain tax position that more likely than not would not be sustained upon examination by the applicable taxing authorities. The Company has analyzed the tax positions taken and has concluded that as of December 31, 2011, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements.

If applicable, the Company recognizes interest and penalties related to unrecognized tax liabilities in the statement of income.

Management is required to analyze all open tax years, as defined by the Statute of Limitations, for all major jurisdictions, including federal and certain state taxing authorities. The Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by taxing authorities for years before 2008. As of and for the year ended December 31, 2011, the Company did not have a liability for any unrecognized taxes. The Company has no examinations in progress and is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax liabilities will significantly change in the next twelve months.

Subsequent Events

The Company has evaluated subsequent events through February 16, 2012, the date the financial statements were available to be issued. It was concluded there were no events or transactions occurring during this period that required recognition or disclosure in the financial statements.

Recent Accounting Pronouncements

The FASB has issued new guidance on measuring fair value and for disclosing information about fair value measurements. This guidance results in common fair value measurement and disclosure requirements in GAAP and International Financial Reporting Standards. Consequently, the new guidance changes the wording used to describe many of the requirements in GAAP for measuring fair value and for disclosing information about fair value measurements. For many of the requirements under this new guidance, FASB does not intend for it to result in a change in the application of fair value measurements and disclosures. Some of the requirements under the new guidance are intended to clarify FASB's intent about the application of existing fair value measurement requirements. Other requirements change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. This guidance will be required for annual periods beginning after December 15, 2011. Based on a preliminary analysis, the Company does not believe the new guidance will have a significant impact on its financial statements.

C. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $2,645,380, which was $2,640,380 in excess of its required net capital of $5,000. The Company's net capital ratio was .00637 to 1.

D. Related Party Transactions

The Company and Benefit Finance Securities, LLC (BFS), a wholly-owned subsidiary of Bancorp Services, LLC, a 50 percent member of Benefit Finance Partners, are related by common ownership.

During 2011, the Company paid commissions of $76,463 to BFS.

For the year ended December 31, 2011, the Company recorded wholesaler compensation of $3,415,275 from an affiliate.

For the year ended December 31, 2011, the Company recorded placement costs to an affiliate totaling $1,522,471.

Sales commissions, plan administration fees, and other advances may be due to and receivable from BFS and Benefit Finance Partners. The Company had $10,592 due to BFS at December 31, 2011.

Benefit Finance Partners pays certain indirect expenses and/or obligations on behalf of the Company and, pursuant to an Occupancy and Services Agreement, charges the Company a management fee of $10,000 per month for these costs. Expenses under the agreement totaled $120,000 in 2011. Management believes this is an appropriate charge for such expenses. Management periodically analyzes the indirect expenses and, if necessary, modifies the monthly charge.

E. Risks and Uncertainties

Changes to the Internal Revenue Code and other factors may affect the demand for variable insurance contracts. Also, a large part of the Company's customer base consists of companies in the banking industry. Economic difficulties by customers could lead to the surrender of existing insurance contracts and the resulting recognition of surrender charges. It is not currently possible for the Company to determine the likelihood or potential impact of the above uncertainties.

BFP Securities, LLC
Computation of Net Capital, Aggregate Indebtedness, and Ratio of Aggregate Indebtedness to Net Capital Under Rule 15c3-1
Schedule 1
December 31, 2011

Total Member's Equity	$ 4,312,429
Less non-allowable assets:	
Wholesaler compensation receivable	204,631
Other receivables	14,619
Prepaid commissions	1,447,305
Other assets	494
Total non-allowable assets	1,667,049
Net Capital	$ 2,645,380
Aggregate Indebtedness	$ 16,864
Computation of Basic Net Capital Requirement	
Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 1,124
Minimum dollar net capital requirement	$ 5,000
Minimum capital requirement (greater of above)	$ 5,000
Excess net capital	$ 2,640,380
Ratio of Aggregate Indebtedness to Net Capital	.00637 to 1

There are no differences between the audited Computation of Net Capital above and the Company's corresponding computation in the unaudited Part IIA FOCUS Report.

BFP Securities, LLC
Exemptive Provision Under Rule 15c3-3
Schedule 2
December 31, 2011

An exemption from Rule 15c3-3 is claimed as the broker-dealer does not hold customer funds or securities. All accounts are on a fully disclosed basis.

Therefore the schedules of "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information Relating to Possession or Control Requirements Under Rule 15c3-3" are not applicable.

**Independent Auditors' Supplementary
Report on Internal Control**

Member
BFP Securities, LLC
St. Louis, Missouri

In planning and performing our audit of the financial statements of BFP Securities, LLC as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control, that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Anders Minkler & Diehl LLP

February 16, 2012

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